UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Aegerion Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00767E102
(CUSIP Number)

Broadfin Capital, LLC 300 Park Avenue, 25th Floor New York, New York 10022 Telephone- (212) 808-2460
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00767E102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	00767E102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadfin Healthcare Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	00767E102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin Kotler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	00767E102

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $.001 par value (the "Common Stock"), of Aegerion Pharmaceuticals, Inc., a Delaware corporation with its principal executive offices located at One Main Street, Suite 800, Cambridge, Massachusetts 02142 (the "Issuer").

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is being filed jointly by (i) Broadfin Capital, LLC, a Delaware limited liability company, (ii) Broadfin Healthcare Master Fund, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, and (iii) Kevin Kotler, a United States citizen (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 300 Park Avenue, 25th Floor, New York, New York 10022.

Kevin Kotler is the managing member of Broadfin Capital, LLC, an investment management firm that serves as the investment manager to Broadfin Healthcare Master Fund, Ltd.  The principal business of Broadfin Healthcare Master Fund, Ltd. is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Broadfin Healthcare Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On June 14, 2016, the Issuer, QLT Inc., a corporation incorporated under the laws of British Columbia ("QLT") and Isotope Acquisition Corp., a Delaware corporation and a wholly-owned indirect subsidiary of QLT ("MergerCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, that MergerCo will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly-owned indirect subsidiary of QLT.  It is anticipated that the name of QLT will be changed to "Novelion Therapeutics Inc" ("Novelion").  Under the terms of the Merger Agreement, upon the consummation of the Merger, the board of directors of Novelion will include one person designated by the Reporting Persons.

Along with the execution of the Merger Agreement, certain of the Reporting Persons and QLT entered into a Voting Agreement (the "Voting Agreement"), pursuant to which, among other things, such Reporting Persons agreed not to dispose of their Shares while the Merger is pending and to vote their Shares in favor of the Merger at the applicable meeting of the Issuer's shareholders.  The Voting Agreement and the obligations of the Reporting Persons thereunder will terminate upon the earlier to occur of (a) the termination of the Merger Agreement pursuant to its terms, (b) the date of any material amendments, modifications, changes or waivers to any provision of the Merger Agreement, (c) the date on which either the QLT board of directors or the Issuer's board of directors changes its recommendation of the Merger to its shareholders in accordance with the terms of the Merger Agreement, and (d) the date on which the Merger is consummated.

Additionally, subject to the satisfaction or waiver of the conditions to closing the Merger, the Reporting Persons have agreed to participate in a private placement of QLT's Shares immediately prior to the Merger closing.

Pursuant to the Form S-4 filed by QLT on September 9, 2016, upon the consummation of the Merger, Kevin Kotler will become a director of Novelion.

Pursuant to the terms of the Merger Agreement, on November 29, 2016, the Merger was completed and each Common Share held by the Reporting Persons was converted into the right to receive 1.0256 shares of common stock of Novelion Therapeutics Inc., formerly known as QLT Inc.  Accordingly, effective upon the closing of the Merger, the Reporting Persons ceased to beneficially own any Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(c) (e)
None of the Reporting Persons beneficially own any Common Stock of the Issuer as of the effective time of the Merger, which occurred on November 29, 2016.

Except for the transactions in respect of the closing of the Merger described above in Item 4, no transaction in the Common Stock of the Issuer was effected since the date of the Reporting Persons prior SC 13D filed on September 12, 2016.

As a result of the transactions described in Item 4, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer as of the effective time of the Merger, which occurred on November 29, 2016

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 4.

Item 7.		Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

A copy of the Voting Agreement, filed by the Issuer on June 17, 2016 as Exhibit 10.5 of the Form 425, and incorporated herein by reference.

For a complete description of the Merger Agreement see the Form 8-K filed by the Issuer on June 15, 2016 (which includes a copy of the Merger Agreement filed as exhibit 2.1 thereto).

A copy of the Consent of Kevin Kotler to serve as director, filed by QLT on September 12, 2016 as Exhibit 99.10 of the Form S-4, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2016
(Date)

BROADFIN CAPITAL, LLC
By:	/s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
By:	/s/ Kevin Kotler

BROADFIN HEALTHCARE MASTER FUND, LTD.
By:	/s/ Kevin Kotler
Kevin Kotler, Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated December 1, 2016, relating to the Common Stock par value $0.001 of Aegerion Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

December 1, 2016
-----------------------
(Date)

BROADFIN CAPITAL, LLC
By:          /s/ Kevin Kotler
Kevin Kotler, Managing Member

KEVIN KOTLER
/s/ Kevin Kotler

BROADFIND HEALTHCARE MASTER FUND, LTD.
By:          /s/ Kevin Kotler
Kevin Kotler, Director